MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

REF      CONCEPTS                                  QUARTER OF PRESENT           QUARTER OF PREVIOUS
S                                                  Amount          %            Amount         %

 1   TOTAL ASSETS .............................    13,595,444      100          17,913,349     100
 2   CURRENT ASSETS ...........................     6,249,038       46           9,644,903      54
 3   CASH AND SHORT-TERM INVESTMENTS ..........     2,378,476       17           3,622,810      20
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..     1,810,994       13           2,332,659      13
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..       727,362        5           2,063,288      12
 6   INVENTORIES ..............................     1,222,134        9           1,386,840       8
 7   OTHER CURRENT ASSETS .....................       110,072        1             239,306       1
 8   LONG-TERM ................................     4,716,712       35           5,203,313      29
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..       361,764        3             299,697       2
10   INVESTMENT IN SHARES OF SUBSIDIARIES .....          --       --                  --      --
     AND NON-CONSOLIDATED ASSOCIATED ..........       914,312        7           1,204,739       7
11   OTHER INVESTMENTS ........................     3,440,636       25           3,698,877      21
12   PROPERTY, PLANT AND EQUIPMENT ............     1,277,744        9           2,011,267      11
13   PROPERTY .................................       844,343        6           1,423,184       8
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .     1,997,247       15           2,396,983      13
15   OTHER EQUIPMENT ..........................       604,313        4             590,919       3
16   ACCUMULATED DEPRECIATION .................     2,179,831       16           2,592,578      14
17   CONSTRUCTION IN PROGRESS .................        11,672        0             192,759       1
18   DEFERRED ASSETS (NET) ....................     1,351,950       10           1,053,866       6
19   OTHER ASSETS .............................             0        0                   0       0

20   TOTAL LIABILITIES ........................     9,846,150      100          12,819,100     100
21   CURRENT LIABILITIES ......................     6,796,611       69           8,744,792      68
22   SUPPLIERS ................................       950,169       10           1,142,964       9
23   BANK LOANS ...............................     1,054,620       11           1,632,625      13
24   STOCK MARKET LOANS .......................     1,049,610       11              11,552       0
25   TAXES TO BE PAID .........................        99,898        1             416,858       3
26   OTHER CURRENT LIABILITIES ................     3,642,314       37           5,540,793      43
27   LONG-TERM LIABILITIES ....................     2,756,099       28           3,825,182      30
28   BANK LOANS ...............................     2,565,238       26           1,959,411      15
29   STOCK MARKET LOANS .......................       177,825        2           1,796,450      14
30   OTHER LOANS ..............................        13,036        0              69,321       1
31   DEFERRED LOANS ...........................        10,928        0              14,755       0
32   OTHER LIABILITIES ........................       282,512        3             234,371       2
33   CONSOLIDATED STOCK HOLDERS' EQUITY .......     3,749,294      100           5,094,249     100
34   MINORITY INTEREST ........................       177,274        5             177,796       3
35   MAJORITY INTEREST ........................     3,572,020       95           4,916,453      97
36   CONTRIBUTED CAPITAL ......................     6,050,374      161           6,046,878     119
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........       686,928       18             686,928      13
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....       846,681       23             845,797      17
39   PREMIUM ON SALES OF SHARES ...............     4,516,765      120           4,514,153      89
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES             0        0                   0       0
41   CAPITAL INCREASE (DECREASE) ..............    (2,478,354)     (66)         (1,130,425)    (22)
42   RETAINED EARNINGS AND CAPITAL RESERVE ....    (3,356,133)     (90)         (2,017,446)    (40)
43   REPURCHASE FUND OF SHARES ................     1,433,229       38           1,433,229      28
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK          --       --                  --      --
     HOLDERS' EQUITY ..........................      (293,441)      (8)           (487,091)    (10)
45   NET INCOME FOR THE YEAR ..................      (262,009)      (7)            (59,117)     (1)

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

REF  CONCEPTS                                       QUARTER OF PRESENET         QUARTER OF PREVIOUS
                                                       FINANCIAL YEAR              FINANCIAL YEAR
S                                                  Amount          %            Amount         %
 3   CASH AND SHORT-TERM INVESTMENTS ...........    2,378,476      100           3,622,810     100
46   CASH ......................................      302,750       13             341,556       9
47   SHORT-TERM INVESTMENTS ....................    2,075,726       87           3,281,254      91

18   DEFERRED ASSETS (NET) .....................    1,351,950      100           1,053,866     100
48   AMORTIZED OR REDEEMED EXPENSES ............       94,108        7             171,151      16
49   GOODWILL ..................................            0        0                   0       0
50   DEFERRED TAXES ............................    1,257,842       93             882,715      84
51   OTHERS ....................................            0        0                   0       0

21   CURRENT LIABILITIES .......................    6,796,611      100           8,744,792     100
52   FOREING CURRENCY LIABILITIES ..............    3,661,819       54           4,017,829      46
53   MEXICAN PESOS LIABILITIES .................    3,134,792       46           4,726,963      54

24   STOCK MARKET LOANS ........................    1,049,610      100              11,552     100
54   COMMERCIAL PAPER ..........................       11,140        1              11,552     100
55   CURRENT MATURITIES OF MEDIUM TERM NOTES ...            0        0                   0       0
56   CURRENT MATURITIES OF BONDS ...............    1,038,470       99                   0       0

26   OTHER CURRENT LIABILITIES .................    3,642,314      100           5,540,793     100
57   OTHER CURRENT LIABILITIES WITH COST .......       13,224        0              59,040       1
58   OTHER CURRENT LIABILITIES WITHOUT COST ....    3,629,090      100           5,481,753      99

27   LONG-TERM LIABILITIES .....................    2,756,099      100           3,825,182     100
59   FOREING CURRENCY LIABILITIES ..............      947,786       34           2,562,321      67
60   MEXICAN PESOS LIABILITIES .................    1,808,313       66           1,262,861      33

29   STOCK MARKET LOANS ........................      177,825      100           1,796,450     100
61   BONDS .....................................            0        0           1,610,744      90
62   MEDIUM TERM NOTES .........................      177,825      100             185,706      10

30   OTHER LOANS ...............................       13,036      100              69,321     100
63   OTHER LOANS WITH COST .....................       13,036      100              69,321     100
64   OTHER LOANS WITHOUT COST ..................            0        0                   0       0

31   DEFERRED LOANS ............................       10,928      100              14,755     100
65   NEGATIVE GOODWILL .........................            0        0                   0       0
66   DEFERRED TAXES ............................            0        0                   0       0
67   OTHERS ....................................       10,928      100              14,755     100

32   OTHER LIABILITIES .........................      282,512      100             234,371     100
68   RESERVES ..................................      282,512      100             234,371     100
69   OTHERS LIABILITIES ........................            0        0                   0       0

44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK      (293,441)     100            (487,091)    100
     HOLDERS EQUITY
70   ACCUMULATED INCOME DUE TO MONETARY POSITION            0        0                   0       0
71   INCOME FROM NON-MONETARY POSITION ASSETS ..     (293,441)     100            (487,091)    100

MEXICAN STOCK EXCHANGE                                      QUARTER:1  YEAR:2003
SIFIC / ICS                                                       Final Printing
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

REF       CONCEPTS                                 QUARTER OF PRESENET          QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR            FINANCIAL YEAR
S                                                        Amount                      Amount
72   WORKING CAPITAL ....................             (547,573)                     900,111
73   PENSIONS FUND AND SENIORITY PREMIUMS               53,766                       33,871
74   EXECUTIVES (*) .....................                   35                           46
75   EMPLOYERS (*) ......................                2,648                        3,679
76   WORKERS (*) ........................                4,587                        5,435
77   CIRCULATION SHARES (*) .............          621,561,433                  621,561,433
78   REPURCHASED SHARES (*) .............                    0                            0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

REF  CONCEPTS                                      QUARTER OF PRESENT           QUARTER OF PREVIOUS
R                                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                        Amount       %                Amount    %
 1   NET SALES ...............................      1,890,780      100           1,966,174     100
 2   COST OF SALES ...........................      1,654,561       88           1,678,084      85
 3   GROSS INCOME ............................        236,219       12             288,090      15
 4   OPERATING ...............................        188,990       10             247,544      13
 5   OPERATING INCOME ........................         47,229        2              40,546       2
 6   TOTAL FINANCING COST ....................        116,607        6              64,591       3
 7   INCOME AFTER FINANCING COST .............        (69,378)      (4)            (24,045)     (1)
 8   OTHER FINANCIAL OPERATIONS ..............         22,644        1             (15,532)     (1)
 9   INCOME BEFORE TAXES AND WORKERS PROFIT ..           --         --                  --      --
     SHARING .................................        (92,022)      (5)             (8,513)     (0)
10   RESERVE FOR TAXES AND WORKERS PROFIT ....           --         --                  --      --
     SHARING .................................        109,925        6               20,608       1
11   NET INCOME AFTER TAXES AND WORKERS PROFIT           --         --                  --      --
     SHARING .................................       (201,947)     (11)             (29,121)    (1)
12   SHARE IN NET INCOME OF SUBSIDIARIES AND .           --         --                  --      --
     NON-CONSOLIDATED ASSOCIATES .............        (46,775)      (2)             (21,296)    (1)
13   CONSOLIDATED NET INCOME OF CONTINUOUS ...       (248,722)     (13)             (50,417)    (3)
14   INCOME OF DISCONTINUOUS OPERATIONS ......              0        0                    0      0
15   CONSOLIDATED NET INCOME BEFORE ..........           --         --                   --     --
     EXTRAORDINARY ITEMS .....................       (248,722)     (13)             (50,417)    (3)
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)              0        0                    0      0
17   NET EFFECT AT THE BEGINNING OF THE YEAR .           --         --                   --     --
     BY CHANGES IN ACCOUNTING PRINCIPLES .....              0        0                    0      0
18   NET CONSOLIDATED INCOME .................       (248,722)     (13)             (50,417)    (3)
19   NET INCOME OF MINORITY INTEREST .........         13,287        1                8,700      0
20   NET INCOME OF MAJORITY INTEREST .........       (262,009)     (14)             (59,117)    (3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS                                                 QUARTER:1  YEAR:2003
STOCK EXCHANGE CODE:                                              Final Printing
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

REF  CONCEPTS                                      QUARTER OF PRESENT           QUARTER OF PREVIOUS
R                                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                      Amount        %                Amount      %
 1   NET SALES .................................... 1,890,780      100           1,966,174     100
21   DOMESTIC ..................................... 1,255,305       66           1,362,953      69
22   FOREIGN ......................................   635,475       34             603,221      31
23   TRANSLATED INTO DOLLARS (***) ................    59,059        3              67,024       3

 6   TOTAL FINANCING COST .........................   116,607      100              64,591     100
24   INTEREST PAID ................................   146,288      125             131,379     203
25   EXCHANGE LOSSES ..............................   303,318      260              82,766     128
26   INTEREST EARNED ..............................    41,977       36              47,652      74
27   EXCHANGE PROFITS .............................   270,062      232              71,693     111
28   GAIN DUE TO MONETARY POSITION ................   (20,960)     (18)            (30,209)    (47)

 8   OTHER FINANCIAL OPERATIONS ...................    22,644      100             (15,532)    100
29   OTHER NET EXPENSES (INCOME) NET ..............    22,644      100             (15,532)    100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ..........         0        0                   0       0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENT         0        0                   0       0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING    109,925      100              20,608     100
32   INCOME TAX ...................................      (889)      (1)             20,352      99
33   DEFERED INCOME TAX ...........................   107,701       98                   0       0
34   WORKERS' PROFIT SHARING ......................     3,113        3                 256       1
35   DEFERED WORKERS' PROFIT SHARING ..............         0        0                   0       0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CON S.A. DE C.V.                            Final Printing
CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

 REF CONCEPTS                                      QUARTER OF PRESENT           QUARTER OF PREVIOUS
R                                                    FINANCIAL YEAR                FINANCIAL YEAR
                                                        Amount                       Amount
36   TOTAL SALES                                    1,892,134                    1,966,978
37   NET INCOME OF THE YEAR                                 0                            0
38   NET SALES (**)                                 8,001,672                    9,512,725
39   OPERATION INCOME (**)                            157,797                     (804,173)
40   NET INCOME OF MAYORITY INTEREST(**)           (1,541,246)                  (4,666,762)
41   NET CONSOLIDATED INCOME (**)                  (1,405,186)                  (4,530,160)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CON S.A. DE C.V.                            Final Printing
RATIOS
CONSOLIDATED

REF  CONCEPTS                                      QUARTER OF PRESENT           QUARTER OF PREVIOUS
P                                                    FINANCIAL YEAR                FINANCIAL YEAR
     YIELD
 1   NET INCOME TO NET SALES ......................       (13.15)  %                    (2.56) %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) .....       (43.15)  %                   (94.92) %
 3   NET INCOME TO TOTAL ASSETS (**) ..............       (10.34)  %                   (25.29) %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ...         0.00   %                     0.00  %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME         (8.43)  %                   (59.92) %

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) .................         0.59   times                 0.53  times
 7   NET SALES TO FIXED ASSETS (**) ...............         6.26   times                 4.73  times
 8   INVENTORIES ROTATION (**) ....................         5.66   times                 6.47  times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES .........        74.96   days                 92.85  days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (        12.18   %                    15.07  %

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ............        72.42   %                    71.56  %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ...         2.63   times                 2.52  times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILIT        46.82   %                    51.33  %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ........       215.70   %                   190.19  %
15   OPERATING INCOME TO INTEREST PAID ............         0.32   times                 0.31  times
16   NET SALES TO TOTAL LIABILITIES (**) ..........         0.81   times                 0.74  times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ........         0.92   times                 1.10  times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES ..................................         0.74   times                 0.94  times
19   CURRENTS ASSETS TO TOTAL LIABILITIES .........         0.63   times                 0.75  times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES ......        35.00   %                    41.43  %

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES .......        (0.91)  %                    (4.27) %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES .................................       (12.21)  %                     6.17  %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ................................        (1.70)  times                 0.29  times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING ..........................       100.00   %                   100.00  %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING .................................         0.00   %                     0.00  %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................      (294.30)  %                    (5.15) %

   (**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.
DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

 REF CONCEPTS                                      QUARTER OF PRESENT            QUARTER OF PREVIOUS
D                                                   FINANCIAL YEAR                FINANCIAL YEAR
                                                       Amount                       Amount
 1   BASIC PROFIT PER ORDINARY SHARE (**) ......   Ps.(2.48)                    Ps.(7.51)
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....   Ps. 0.00                     Ps. 0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....   Ps. 0.00                     Ps. 0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) .................................   Ps.(2.26)                    Ps.(7.23)
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.00                     Ps. O.O6
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.00                     Ps. 0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)    Ps. 0.00                     Ps. 0.00
 8   CARRYING VALUE PER SHARE ..................   Ps. 5.75                     Ps. 7.91
 9   CASH DIVIDEND ACUMULATED PER SHARE ........   Ps. 0.00                     Ps. 0.00
10   DIVIDEND IN SHARES PER SHARE ..............       0.00 shares                  0.00 shares
11   MARKET PRICE TO CARRYING VALUE ............       0.35                         0.55 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**)                                       (0.81) times                 (0.58) times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) 0.00 times 0.00 times

TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

 REF CONCEPTS                                                      QUARTER OF PRESENT          QUARTER OF PREVIOUS
C                                                                  FINANCIAL YEAR               FINANCIAL YEAR
                                                                       Amount                       Amount
 1   CONSOLIDATED NET INCOME ......................                  (248,722)                    (50,417)
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...........................                   231,532                     (33,493)
 3   CASH FLOW FROM NET INCOME OF THE YEAR ........                   (17,190)                    (83,910)
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....                  (230,934)                    121,361
 5   CASH GENERATED (USED) IN OPERATING ACTIVITIES                   (248,124)                     37,451
 6   CASH FLOW FROM EXTERNAL FINANCING ............                  (304,194)                   (327,041)
 7   CASH FLOW FROM INTERNAL FINANCING ............                         0                           0
 8   CASH FLOW GENERATED (USED) BY FINANCING ......                  (304,194)                   (327,041)
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................                     9,019                     275,644
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................                  (543,299)                    (13,946)
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..........................                 2,921,775                   3,636,756
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ....................................                 2,378,476                   3,622,810

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                    QUARTER:1  YEAR:2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

 REF                          CONCEPTS                             QUARTER OF PRESENT          QUARTER OF PREVIOUS
  C                                                                  FINANCIAL YEAR               FINANCIAL YEAR
                                                                         Amount                       Amount
 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ......................................              231,532                       (33,493)
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR ......               85,310                        75,984
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..........................              (11,790)                      (20,922)
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE .......               61,720                      (124,792)
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...................................                    0                             0
17   + (-) OTHER ITEMS ...............................               96,292                        36,237

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ........             (230,934)                      121,361
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .              (21,070)                      (78,319)
19   + (-) DECREASE (INCREASE) IN INVENTORIES ........              150,525                       122,765
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ......................................             (143,977)                     (214,028)
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...             (100,444)                     (132,744)
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..             (115,968)                      423,687

 6   CASH FLOW FROM EXTERNAL FINANCING ...............             (304,194)                     (327,041)
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ....               30,336                        38,012
24   + LONG-TERM BANK AND STOCK MARKET FINANCING .....               11,033                             0
25   + DIVIDEND RECEIVED .............................                    0                             0
26   + OTHER FINANCING ...............................              (11,975)                      (51,454)
27   (-) BANK FINANCING AMORTIZATION .................             (318,977)                     (313,599)
28   (-) STOCK MARKET AMORTIZATION ...................              (14,611)                            0
29   (-) OTHER FINANCING AMORTIZATION ................                    0                             0

 7   CASH FLOW FROM INTERNAL FINANCING ...............                    0                             0
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .....                    0                             0
31   (-) DIVIDENS PAID ...............................                    0                             0
32   + PREMIUM ON SALE OF SHARES .....................                    0                             0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .....                    0                             0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ......................................                9,019                       275,644
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...........................              (16,306)                      (17,678)
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT               (26,543)                      (14,198)
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS .......                    0                             0
37   + SALE OF OTHER PERMANENT INVESTMENTS ...........               17,513                       187,798
38   + SALE OF TANGIBLE FIXED ASSETS .................               43,637                       132,563
39   + (-) OTHER ITEMS ...............................               (9,282)                      (12,841)